Exhibit 99.1

PRESS RELEASE April 1, 2025

On Announces Leadership Evolution

ZURICH, Switzerland – April 1, 2025 – On (NYSE: ONON), the global premium sportswear brand recognized for its innovation, design, and impact, today announced a strategic evolution of its leadership structure. On will transition to a single-CEO structure–with current Co-CEO and CFO Martin Hoffmann assuming the role of CEO–, appoint key senior leaders to further strengthen the existing team, and ensure continued leadership from the company's founders. After 12 years of successful leadership, current Co-CEO Marc Maurer has decided to depart On to embark on a new chapter in his professional life.

Under the leadership of the On founders and Co-CEO’s, collectively the Partners, On has transitioned from a challenger in the running industry to a major global sportswear brand, including milestones such as the public listing at the New York Stock Exchange in 2021 as well as reaching record net sales of over CHF 2.3bn and a record net income of CHF 242m in its latest fiscal year 2024. Since the announcement of its Dream On vision at the 2023 Investor Day, On has successfully executed on the communicated strategic building blocks and is well on track to reach its stated 2026 targets.

From this position of strength, the Partners and the Board of Directors held strategic discussions about the evolution of On’s leadership team to set the company up for its next years of growth and profitability. During these discussions, Co-CEO Marc Maurer expressed his desire to depart the company after 12 years of successful leadership to open the next chapter in his professional life. He will stay in his role until June 30, 2025, ensuring a smooth transition, and then continue to advise the Partners and the Board of Directors until March 2026. Martin Hoffmann, Co-CEO and CFO, will assume the role of sole Chief Executive Officer (CEO), effective July 1, 2025.

The founders of On – David Allemann and Caspar Coppetti as Executive Co-Chairmen, and Olivier Bernhard as an Executive Board Member – will continue to manage On’s product organization, to contribute to the future vision, and lead On together with CEO Martin Hoffmann and the senior leadership team.

Marc Maurer has been instrumental in the company’s growth, playing a key role in scaling the company from a challenger brand to a publicly listed, global premium sportswear company.

“Back in 2013, I could never have imagined my time at On being such an intense, challenging, successful, and gratifying experience, for which I’m eternally grateful to my partners and the team. After a dozen years, it is time for me to move on, staying true to the culture and explorer spirit we have built. Thank you Caspar for asking me to join On back in 2012, and thank you Olivier and David for trusting me from the first moment. And obviously, thank you Martin for this unforgettable chapter in my life. And, thank you to the entire On team for all your dedication and for making On what it is,” Maurer said.

“Marc has played a pivotal role in building On over more than a decade. Having him on our side as a trusted partner and friend during a very defining period of On‘s journey has been invaluable. We will miss Marc as a confidant and business partner, but we also respect his decision that this is a good moment for him to move on to the next chapter in his professional life,“ said Co-Founder and Executive Co-Chairman, Caspar Coppetti.

“Sharing a CEO role with one of your closest friends is simply one of the best things that can happen to you in life. Thank you, Marc, for this incredible journey and your continued friendship. I look forward to Dream On in this next chapter for the company together with my partners and our incredible team. We have a strong strategy for sustained long-term growth in place and the dedication to execute it,” said Martin Hoffmann.

On today also announced the appointment of four key senior leaders, attracting top talent from across industries:

●	Katarina Berg as Chief People Officer, starting August 1, 2025, joining from Spotify where she held the position of Chief Human Resources Officer

●	Scott Maguire as Chief Innovation Officer, started March 31, 2025, joining from Specialized where he served as CEO, and previously from Dyson where he was the COO

●	Adib Sisani as Chief Communications Officer, starting April 1, 2025, joining from Axel Springer, where he was Global Head of Communications

●	Craig Jones as Chief Supply Chain Officer, started March 10, 2025, joining from Levi Strauss, where he held the position of SVP of Distribution and Logistics Operations

These strategic additions, along with the highly accomplished team of existing leaders, demonstrate On's commitment to building a world-class group of senior leaders to drive innovation, foster a strong company culture, and enhance its global brand presence.

“Martin has been an exceptional leader at On in the last 12 years and he has the unanimous support of our Board. We have the most talented team in the industry, and I know their passion and drive to Dream On will only grow stronger under Martin’s continued leadership as CEO. At the same time, we continue to expand our leadership team and bring additional experience, backgrounds, and ideas to prepare for the next phase of strong growth,” said David Allemann, Co-Founder of On and Executive Co-Chairman.

Marc Maurer will continue as Co-CEO throughout the second quarter until June 30, 2025, and support Martin and the company during the transition. This period will allow Martin Hoffmann to continue to serve as Chief Financial Officer and together with the other Partners and the Board of Directors complete the ongoing search for a new CFO.

Following his departure from an active role at On, Marc Maurer’s Class B voting shares will initiate a sunset process and he will cease to be a party to the shareholders’ agreement between the Company and the Partners following the Company’s 2025 Annual General Shareholders’ Meeting (AGM), scheduled for 22 May 2025. While 36% of his Class B Shares will be acquired by the On founders, the remaining, 64% of his Class B Shares (10’520’820) will be proposed for conversion into 1’052'082 Class A Ordinary Shares at the next AGM.

About On

On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Fifteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec® and LightSprayTM innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 80 countries globally and engages with a digital community on www.on.com.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.

Among other things, On’s quotations from management in this press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.

Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine or Israel-Hamas conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSprayTM technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings, including investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our Executive Officers; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries

Investor Contact:

On Holding AG

Jerrit Peter

investorrelations@on.com

or

ICR, Inc.

Brendon Frey

brendon.frey@icrinc.com

Media Contact:

On Holding AG

Adib Sisani

press@on.com

Source: On

Category: Corporate

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